SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly Held Company

Rua Verbo Divino nº 1,356 - 1º andar, São Paulo-SP

ANNUAL GENERAL MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby convened to the Annual General Meeting (“AGM”) to be held at 11:00 a.m. on April 29, 2011, at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

(i)       acknowledge the management accounts, analyze, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2010;

(ii)     deliberate on the allocation of the net income in the fiscal year ended December 31, 2010;

(iii)   elect the members of the Board of Directors and determine the compensation of the Administrators; and

(iv)    elect the members of the Fiscal Council and determine their compensation;

The minimum percentage required for the adoption of a multiple vote process for the election of members to the Board of Directors is five percent (5%) of the voting capital, pursuant to CVM Instruction 165/91, as amended.

All documents related to the matters to be resolved on at the AGM will remain available to shareholders at the Company’s headquarters, on its Investor Relations website (http://ri.netservicos.com.br) and on the website of the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br), in compliance with Article 135 of Law 6404/76 and CVM Instruction 481/09.

Shareholders with Custody of Registered Shares on the Stock Exchange wishing to participate in the AGM must submit a statement issued by the custody agent before April 27, 2011, that substantiates their status as shareholder.

Shareholders wishing to be represented by proxy at the AGM must comply with the provisions set forth in Article 126 of Law 6404/76.

São Paulo - SP, April 14, 2011

Jorge Luiz de Barros Nóbrega – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.